

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2024

Gavin Michael
Chief Executive Officer
Bakkt Holdings, Inc.
10000 Avalon Boulevard, Suite 1000
Alpharetta, GA 30009

> **Re: Bakkt Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 7, 2024**
> **File No. 333-271361**

Dear Gavin Michael:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

General

1. Please address the following with respect to the going concern disclosure in your amended Form 10-Q for the quarterly period ended September 30, 2023:
    - Revise your Prospectus Summary to provide disclosure about the facts that raise substantial doubt about your ability to continue as a going concern. Your disclosure should include a discussion of:
        ○ the principal conditions or events that raise substantial doubt about your ability to continue as a going concern;
        ○ your evaluation of the significance of those conditions or events in relation to your ability to meet your obligations; and
        ○ management's plans that are intended to mitigate the conditions or events that raise substantial doubt about your ability to continue as a going concern.
    - As part of this disclosure, please also include a discussion of your current liquidity

position, the sources of that liquidity (e.g., cash, short-term investments, etc.), and the expected uses and timing of uses of that liquidity.

- Regarding the going concern risk factor disclosure in your amended Form 10-Q, please tell us whether or not you considered revisions or updates to any other disclosures, including the subsequent events footnote to your interim financial statements, related to facts that raise substantial doubt about your ability to continue as a going concern.

Incorporation by Reference, page 19

2. Please update this section to incorporate by reference your Form 10-Q/A filed on February 8, 2024. For guidance, refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Exhibits

3. We note that you are registering the offer and sale of securities having an aggregate offering price of up to $150,000,000. However, the legality opinion filed as Exhibit 5.1 refers to an aggregate offering price of up to $115,000,000. Please obtain and file a revised opinion of counsel that reflects the aggregate offering price described in your registration statement.

Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Matt Lyons